Free Writing Prospectus
Dated September 5, 2024
Filed Pursuant to Rule 433
Registration Statement No. 333-275890
Corebridge Financial, Inc.
$750,000,000
6.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054
The following information relates to Corebridge Financial, Inc.’s offering of its 6.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 and should be read together with the preliminary prospectus supplement dated September 5, 2024 and the accompanying prospectus dated December 5, 2023 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Corebridge Financial, Inc.
Offering Format:	SEC Registered
Security Title:	6.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the “Notes”)
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)
Ranking:	Junior Subordinated
Trade Date:	September 5, 2024
Settlement Date**:	September 12, 2024 (T+5)
Maturity Date:	September 15, 2054
Aggregate Principal Amount:	$750,000,000
Price to Public:	100.000% of principal amount plus accrued interest, if any, from September 12, 2024

Interest Rate and Interest Payment Dates:
(i) 6.375%, accruing from and including September 12, 2024 to but excluding September 15, 2034 or any earlier redemption date; and (ii) from and including September 15, 2034, during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, in each case to be reset on each Interest Reset Date, plus 2.646%, payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2025, and on the maturity date.

Day Count Convention:	30/360
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Optional Redemption:
Redeemable in whole at any time or in part, from time to time (i) during the three-month period prior to, and including, September 15, 2034, or the three-month period prior to, and including, each subsequent Interest Reset Date, in each case at 100% of the principal amount of the Notes being redeemed, and (ii) on any date that is not within a Par Call Period, at a redemption price equal to the greater of (x) the principal amount of the Notes being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed discounted to the redemption date (assuming the Notes matured on the next following Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 40 basis points, less interest accrued to the redemption date; plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Notes are not redeemed in whole, at least $25 million aggregate principal amount of the Notes, excluding any Notes held by the Issuer or any of the Issuer’s affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest (and compounded interest), must be paid in full on all outstanding Notes for all Interest Periods ending on or before the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:
Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a Tax Event, a Rating Agency Event or a Regulatory Capital Event, at a redemption price equal to (i) in the case of a Tax Event or a Regulatory Capital Event, 100% of their principal amount or (ii) in the case of a Rating Agency Event, at a redemption price equal to 102% of their principal amount; plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.

Proceeds (after discount and before expenses) to the Issuer:	$742,500,000 (99.000% of principal amount)
CUSIP:	21871X AT6
ISIN:	US21871XAT63
Book-Running Managers:
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Truist Securities, Inc.

Co-Managers:	Mizuho Securities USA LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.
*****
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Corebridge Financial, Inc. expects to deliver the Notes against payment for the Notes on or about September 12, 2024, which will be the fifth business day following the date of this pricing term sheet (this settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to their date of delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.
No PRIIPs or UK PRIIPs KID – no PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
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